Attention:      Susann Reilly, Esq.
                  Attorney
                  Division of Corporate Finance

         RE:      SPONGETECH DELIVERY SYSTEMS, INC.
                  FORM SB-2
                  FILE NO. 333-123015
                  FILED FEBRUARY 25, 2005

Dear Ms. Reilly:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 14, 2004 relating to the Registration Statement on Form SB-2 of Spongetech Delivery Systems, Inc. (the "Company"). On behalf of the Company, we respond as follows.

      GENERAL

      1. Please note that the financial statements must be updated after April 14, 2005 to comply with Item 310(g) of Regulation S-B.

            ANSWER

            We have noted that the financial statements must be updated after April 14, 2005 to comply with Item 310(g) of Regulation S-B.

      2. Include a currently dated consent of the independent auditor with any amendment to the registration statement.

            ANSWER

            We have included a currently dated consent of the company's independent auditor with this amendment.

      3. Please revise your disclosure to clarify whether the primary offering by the company and selling security holder offering will run concurrently. If they will, also revise your disclosure explaining how the two offerings will be managed. In this regard, it appears that persons selling on behalf of the issuer also will be selling for themselves as selling security holders. Disclose how will these individuals and prospective investors determine when they sell or purchase in the primary offering as opposed to the selling security holder offering.

            ANSWER

            We have revised the disclosure to clarify that the primary offering by the company and selling security holder offering will run concurrently. We have further clarified that the persons selling on behalf of the issuer also will be selling for themselves as selling security holders, but that such persons will not sell in the selling security holder offering until the primary offering has been terminated.

      COVER PAGE OF THE REGISTRATION STATEMENT

      4.    We note the reference to "Common Stock includable in Class A

            Warrants." Please revise this to clarify, if true, that you are referencing the common stock which is a part of each unit.

            ANSWER

            We have revised to clarify that we are referencing the common stock which is a part of each unit.

      5. Please reconcile the number of shares registered for resale by selling shareholders on the registration statement cover page with the disclosure on the prospectus cover page.

            ANSWER

            We have reconciled the number of shares registered for resale by selling shareholders on the registration statement cover page with the disclosure on the prospectus cover page.

      COVER PAGE OF THE PROSPECTUS

      6. Please state on the cover page that the selling shareholders who are affiliates must conduct their offering at the fixed price for the DURATION of the offering, rather than just the period before the securities become quoted on a securities market, such as the OTC Bulletin Board. Please revise all appropriate sections of your prospectus.

            ANSWER

            We have limited the amount of our stock being sold by our affiliates who are selling stockholders to 9.99% of the shares of common stock outstanding. Accordingly, we believe that the affiliates must sell their shares at a fixed price until such time as the stock is quoted on the OTC Bulletin Board. Thereafter, they may sell their shares in public or private transactions, at prevailing market prices or at privately negotiated prices.

      7. We note that the funds will be held in escrow until the minimum offering amount is reached. Please file the escrow agreement as an exhibit. Also, please disclose the material terms of the escrow agreement in the plan of distribution.

            ANSWER

            We have filed the escrow agreement as an exhibit. We have also disclosed the material terms of the escrow agreement in the plan of distribution.

      8. The prospectus cover page should be limited to the disclosure required by Item

            501 of Regulation S-B. Therefore, please remove the reference to par value and relocate the second paragraph discussing the possible use of registered broker-dealers to the plan of distribution section.

            ANSWER

            We have removed the reference to par value and relocated the second paragraph discussing the possible use of registered broker-dealers to the plan of distribution section.

      9. We note the disclosure on the prospectus cover page and throughout the prospectus that the company may engage broker-dealers to sell the shares in the offering. If a broker-dealer is added to the transaction prior to the effectiveness of the registration statement, please amend the Form SB-2 to include the disclosure required by Item 508 of Regulation S-B. Also, please confirm that if a broker-dealer is added to the transaction you will file a post-effective amendment to include the information required concerning the addition of a broker-dealer. Additionally you should be aware and confirm your awareness that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements form the NASD Corporate Finance Department.

            ANSWER

            If a broker-dealer is added to the transaction prior to the effectiveness of the registration statement, the Company will amend the Form SB-2 to include the disclosure required by Item 508 of Regulation S-B. We further confirm that if a broker-dealer is added to the transaction the Company will file a post-effective amendment to include the information required concerning the addition of a broker-dealer. Additionally the Company confirms its awareness that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements form the NASD Corporate Finance Department.

      10.   Please disclose any minimum purchase requirements, as required by
            Item 501(a)(9)(iii) of Regulation S-B.

            ANSWER

            We have disclosed the minimum purchase requirements as required by
            Item 501(a)(9)(iii) of Regulation S-B.

      11. Please include the table required by Item 501(a)(9)(iv) of Regulation S-B.

            ANSWER

            We have included the table required by Item 501(a)(9)(iv) of Regulation S-B.

      INSIDE FRONT AND OUTSIDE BACK COVER PAGE

      12.   Please include the dealer prospectus delivery obligation required by
            Item 502(b) of Regulation S-B on the outside back cover page of the prospectus.

            ANSWER

            We have included the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-B on the outside back cover page of the prospectus.

      PROSPECTUS SUMMARY

      13. Please explain the reason for the acquisition with Nexgen Acquisitions VIII, Inc.

            ANSWER

            We have explained the reason for the acquisition with Nexgen Acquisitions VIII, Inc.

      THE OFFERING, PAGE 2

      14. We note the disclosure that you will issue a press release to allow the separate trading of the warrants prior to 90 days by issuing a press release. It would appear necessary to file a post-effective amendment to the registration statement if you wish to change the date the warrants become separately tradeable. Please revise the disclosure accordingly.

            ANSWER

            As disclosed, the Company will issue a press release to allow the separate trading of the warrants prior to 90 days by issuing a press release. We have revised the disclosure to indicate that in the event the warrants become separately tradeable prior to 90 days, the Company will file a prospectus supplement disclosing such change.

      SELECTED FINANCIAL DATA, PAGE 3

      15. Revise to present only condensed operating data. The balance sheet data should be expanded to include current and total assets and liabilities and should reflect that total assets are the same as total liabilities plus stockholders deficiency. The revised data should reflect that the company had significant working capital deficiencies at 5/31/2004 and 11/30/2004. Note that the Statements of Cash Flow on pages four and five can be deleted since they are not required.

            ANSWER

            We have revised to present only condensed operating data. The balance sheet data has been expanded to include current and total assets and liabilities and to reflect that total assets are the same as total liabilities plus stockholders deficiency. The revised data reflects that the company had significant working capital deficiencies at 5/31/2004 and 02/28/2005. Finally, the Statements of Cash Flow on pages four and five have been deleted.

      16. Revise to delete the sentence that states that the selected financial data were prepared in accordance with generally accepted accounting principles since only condensed data should be presented. Also delete the duplicated second paragraph.

            ANSWER

            We have revised to delete the sentence that states that the selected financial data were prepared in accordance with generally accepted accounting principles since only condensed data should be presented. Further, we have deleted the duplicated second paragraph.

      RISK FACTORS, PAGE 6

      17. Please revise the first, second, sixth, seventh, fifteenth, nineteenth, and twenty-third risk factor subheadings to state the risk to your company and/or investors.

            ANSWER

            We have revised the first, second, sixth, seventh, fifteenth, nineteenth, and twenty-third risk factor subheadings to state the risk to the company and/or investors.

      18. Please revise the fourth risk factor, as the going concern risk also includes the possibility that you may have to cease operations.

            ANSWER

            We have revised the fourth risk factor as requested.

      19. The fifth, sixth, twentieth, and twenty-fourth risk factors are generic risks that should be removed. Consider relocating the information regarding penny stock to the plan of distribution section.

            ANSWER

            We have removed the fifth, sixth, twentieth and twenty-fourth risk factor as requested and relocated the information regarding penny stock to the plan of distribution.

      20. Please avoid the generic conclusion you reach in several of your risk factors that the risk could cause your business to suffer or would have a material adverse affect or negative affect on your business. Instead, replace this language with specific disclosure of how your business and operations would be affected.

            ANSWER

            We have revised the risk factors to include more specific disclosure regarding how the Company's business and operations would be affected.

      21. The seventh and eighth risk factor subheadings indicate the same risk. The seventh risk factor subheading should be revised to reflect the narrative disclosure discussing past defaults and the possible termination of your license if you default again.

            ANSWER

            The seventh risk factor subheading has been revised to reflect the narrative disclosure discussing past defaults and the possible termination of the Company's license.

      22. In risk factor eleven, disclose the percent of revenues attributable to TurtleWax.

            ANSWER

            In risk factor eleven, we have disclosed the percent of revenues attributable to TurtleWax.

      23. Please explain the statement in the sixteenth risk factor that "the price of our units is subject to change due to market conditions and other factors." Clarify whether you are referring to the offering price by the company or the price investors may receive upon resale of the units. We may have further comment.

            ANSWER

            We have deleted this risk factor in connection with comment 24. Therefore we have removed the statement that "the price of our units is subject to change due to market conditions and other factors" from the registration statement.

      24. Consider combining the sixteenth, twenty-first and twenty-second risk factors, as they discuss the lack of a market.

            ANSWER

            We have combined these risk factors into one risk factor, as they each discuss the lack of a market.

      USE OF PROCEEDS, PAGE 11

      25. Include in the table the use of proceeds at various levels between the minimum and maximum offering.

            ANSWER

            We have included in the table the use of proceeds at various levels between the minimum and maximum offering.

      26. Please comply with Instruction 1 to Item 504 of Regulation S-B regarding disclosure of proceeds going to debt.

            ANSWER

            We have removed the disclosure regarding proceeds going to debt because no proceeds from this offering will be used to pay back debt.

      DILUTIONS PAGE 12

      27. Please explain the reference to "assumed" public offering price per share.

            ANSWER

            We have explained the reference to "assumed" public offering price per share.

      CAPITALIZATION, PAGE 12

      28. Revise to present in a separate column the pro forma effect of the transactions disclosed in Note 8 to the audited financial statements. Note that each pro forma adjustment should be separately described and factually supported. Please refer to Item 310(d) of Regulation S-B for further guidance.

            ANSWER

            The pro forma is not applicable because footnote 8 is no longer relevant because the debt and compensation have been converted into shares as of February 28, 2005. At November 30, 2004, they were not converted. Therefore, the adjusted column should only show the effect of the minimum offering being sold.

      29. Similarly, revise the Selected Financial Data to reflect the pro forma effect of the transactions in Note 8 on current liabilities as well as stockholders' equity under balance sheet data.

            ANSWER

            The pro forma is not applicable because footnote 8 is no longer relevant because the debt and compensation have been converted into shares as of February 28, 2005. At November 30, 2004, they were not converted. Therefore, the adjusted column should only show the effect of the minimum offering being sold.

      MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, PAGE 13

      30. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of Form SB-2. As such, we ask that you revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
            HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

            ANSWER

            We have revised this section to discuss the events and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations.

      31. We note your response to our prior comment 9. Please add back disclosure regarding the dispute with Paradigm and the terms of settlement.

            ANSWER

            We have added back disclosure regarding the dispute with Paradigm and the terms of settlement.

      RESULTS OF OPERATIONS, PAGE 14
      SIX MONTHS ENDED NOVEMBER 30, 2004 AND 2003, PAGE 14

      32. In the first paragraph you refer to having "minimal" sales, but it appears that you had no sales in the six months ended 11/30/04. Please advise or revise. Also, discuss the reason(s) for no sales.

            ANSWER

            We have revised our disclosure to state that we had no sales in the first nine months of the fiscal year and explained the reasons for the lack of sales.

      33. In this section you state: "We have consistently depended on one customer for almost all of our sales." You have indicated that customer is TurtleWax. Disclose the history of sales to TurtleWax, including the date of the last sale to TurtleWax. Discuss whether TurtleWax, your primary customer, has placed any orders with the company since the financial statements. Explain whether you compensate Paradigm for sales to TurtleWax.

            ANSWER

            We have not had any sales from TurtleWax since July 2003 and therefore have removed this discussion from the prospectus. We have not paid compensation to Paradigm for sales to TurtleWax.

      FISCAL YEARS ENDED MAY 31, 2004 AND 2003, PAGE 14

      34. Revise to provide expanded information on the $1,953,631 indicated for consulting expense and officers' services for the fiscal year ended 5/31/2004. Indicate how the shares issued for each of the transactions were valued; also quantify the amount for each component. Please refer to the staff's comment regarding Note 8 to the financial statements.

            ANSWER

            We have revised to provide expanded information on the $1,953,631 indicated for consulting expense and officers' services for the fiscal year ended 5/31/2004. Further, we have indicated how the shares issued for each of the transactions were valued.

      LIQUIDITY AND CAPITAL RESOURCES, PAGE 15

      35. We reissue prior comment 8. Please disclose the cash balance as of the most recent practicable date.

            ANSWER

            We have disclosed the cash balance as of the most recent practicable date.

      36. We note the extension of the agreement with Dicon until July 2006. Please file the extension as an exhibit.

            ANSWER

            We have filed the extension as an exhibit.

      37. Please disclose the fee paid to Dicon for the annual period ended 2003 and 2004. The terms of the agreement indicate the annual period ends on June 30. Also, we note that the period ended 2004 required the minimum purchase of 1 million RSI sponge products or the payment of $.20 per product less than the minimum. Lastly, we note the statement that you paid the fee in connection with the missed quantity requirements in December 2003. The terms of the agreement require the fee to be paid within 30 days of the end of the annual period to maintain the exclusive nature of the agreement. Please discuss the impact this may have upon the agreement. We may have further comment.

            ANSWER

            We have disclosed the fee paid to Dicon for the annual period ended 2003 and 2004. In addition, we have added disclosure indicating that this amount is the full payment that was required by Dicon.

      38. Revise to update the status of negotiations with a major importer to South and Central America, in view of the fact that the third quarter has now ended.

            ANSWER

            We have revised the disclosure to delete the reference to major importer and update the status of negotiations for the purchase the sponges.

      BUSINESS, PAGE 16

      39. Since TurtleWax has been a major customer to date, please disclose the history of your sales to TurtleWax. Also, disclose the dispute with Paradigm and its outcome.

            ANSWER

            We have disclosed the history of our sales to TurtleWax. We have also disclosed the dispute with Paradigm and its outcome.

      SUPPLY AND REQUIREMENTS AGREEMENT, PAGE 16

      40. Please add disclosure on page 16 indicating the ending date for each annual period, the amount you purchased during that time period, and any amounts paid for not meeting the minimum purchase requirements.

            ANSWER

            We have added disclosure on page 16 indicating the ending date for each annual period, the amount the Company purchased during that time period, and any amounts paid for not meeting the minimum purchase requirements.

      41. We note the reference to Home Shopping Network on page 18. Please discuss their relationship with your company or remove.

            ANSWER

            We have removed the reference to the Home Shopping Network from the prospectus.

      42. Please add disclosure regarding governmental regulations on your business. We note the discussion in risk factor 14.

            ANSWER

            We have added disclosure regarding governmental regulations on the Company's business.

      DESCRIPTION OF PROPERTY, PAGE 18

      43. Disclose the principal terms of the sublease. Include any terms of the underlying lease if needed to understand the sublease. Clarify the period of leasing time for which you have paid 60,000 shares.

            ANSWER

            We have disclosed the principal terms of the sublease. We have also clarified the period of leasing time for which the Company has paid 60,000 shares.

      LEGAL PROCEEDINGS, PAGE 20

      44. We note the commencement of a lawsuit by Westgate Financial Corp. Please provide the information required by Item 103 of Regulation S-B.

            ANSWER

            We have provided the information required by Item 103 of Regulation S-B with respect to the lawsuit commenced by Westgate Financial Corp.

      MANAGEMENT, PAGE 19

      45. Please provide the disclosure required by Item 40l(d)(1) of Regulation S-B. We note the bankruptcy of Azurel Inc. in 2004 and Messrs. Metter and Moskowitz's involvement with the company. Also, add disclosure regarding the delinquency of Azurel in its reporting requirements.

            ANSWER

            Azurel filed for bankruptcy in February 2001, prior to the date on which Messrs. Metter and Moskowitz became officers of the company. Accordingly, no disclosure regarding the bankruptcy of Azurel is required. We have added disclosure regarding the delinquency of Azurel in its reporting requirements.

      46. We note the removal of the disclosure regarding Mr. Moskowitz' involvement with Tiburon Capital Group and ERC Corp. Please add back this disclosure or explain supplementally.

            ANSWER

            We have added back the disclosure regarding Mr. Moskowitz' involvement with Tiburon Capital Group and ERC Corp.

      CERTAIN RELATED PARTY TRANSACTIONS. PAGE 21

      47. We reissue prior comment 12. Please disclose whether RM Enterprises was paid any interest or other fees on the amount loaned.

            ANSWER

            We have disclosed that RM Enterprises was not paid any interest or other fees on the amounts loaned to the Company.

      48. The individuals deemed the control persons of RM Enterprises should be deemed the beneficial owners of the entire amount owned by RM Enterprises. Please revise the disclosure accordingly.

            ANSWER

            We have revised the disclosure to deem the control persons of RM Enterprises to be the beneficial owners of the entire amount owned by RM Enterprises

      49. Please revise the percent owned by Messrs. Metter, Moskowitz and Lazauskas.

            ANSWER

            The percentage owed by Messrs. Metter, Moskowitz and Lazauskas included shares owed by them individually and all of the shares owned by RM Enterprises. As such, we believe that the percent owned was properly accounted for

      DESCRIPTION OF SECURITIES, PAGE 24

      50. Please reconcile the amount of common stock outstanding in this section with disclosure elsewhere in the prospectus, such as the summary.

            ANSWER

            We have reconciled the amount of common stock outstanding in this section with disclosure elsewhere in the prospectus, such as the summary.

      SELLING STOCKHOLDERS, PAGE 26

      51. Supplementally advise us how, and when, the selling stockholders not named in the "Recent Sales of Unregistered Securities" section received their shares. We may have further comment. The selling shareholders not named in the "Recent Sales of Unregistered Securities" received their shares in the following manner.

            ANSWER

            The following sets forth a summary of how, and when, the selling stockholders not named in the "Recent Sales of Unregistered Securities" section received their shares.

            o The Company has advised us that the first 33 persons named in the Selling Stockholder table purchased their shares purchased directly from the Company in a private placement offering, completed between February and May 2002, exempt under Rule 504 of Regulation D of the Securities Act of 1933, as amended. Such private placement transaction was completed by prior management of the Company following the Company's inception but prior to the consummation of the Stock Purchase Agreement between the Company and RSI Enterprises, Inc. in July 2002. Of the 33 persons that purchased securities in such private placement offering, all but four (Robert Sonfield, Max Krimmel, Margot Krimmel and Bonnie Carroll) completed their purchases prior to March 15, 2002. As to the remaining four persons, the "Recent Sales of Unregistered Securities" section has been revised to disclose the sales made to them, which sales were completed in May 2002;

            o Robert Miller and Reed Smith received their shares of the Company's common stock from RM Enterprises International in January 2005;

            o Ahava Investments and Touchdown Capital received their shares from Steven Moskowitz in January 2005;

            o A&N Enterprises received a portion of its shares from Steven Moskowitz in January 2005;

            o D. L. Investments received its shares from Michael Metter in January 2005;

            o Irwin Pearl, Patti DeMatteo and Eliot Bloom received their shares in connection with the Paradigm settlement agreement in January 2005; and

            o The Rubin Family Irrevocable Stock Trust received its shares from Robert Rubin in January 2005.

      52. Please reconcile the number of shares being registered on the prospectus cover page with the number of shares listed in the table, 17,266,837.

            ANSWER

            We have reconciled the number of shares being registered on the prospectus cover page with the number of shares listed in the table.

      53. Please disclose the control person(s) for DDK and Co. LLC, A&N Enterprises LLC, Reed Smith LLC, Ahava Investments Inc., DL Investments Inc., and Touchdown Capital Inc.

            ANSWER

            We have disclosed the control person(s) for DDK and Co. LLC, A&N Enterprises LLC, Reed Smith LLC, Ahava Investments Inc., DL Investments Inc., and Touchdown Capital Inc.

      54. Please state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. We may have further comment.

            ANSWER

            None of the sell shareholders are broker-dealers or affiliates of broker-dealers.

      PLAN OF DISTRIBUTION, PAGE 28

      55. Please clarify that your offering is being made on a best efforts, minimum-maximum basis. Reconcile the statement that "the units will be offered to the public on a "best-efforts, all-or-none" basis as to the minimum number of shares" with disclosure elsewhere in the prospectus.

            ANSWER

            We have clarified that the offering is being made on a best efforts, minimum-maximum basis. We have reconciled the statement that "the units will be offered to the public on a "best-efforts, all-or-none" basis as to the minimum number of shares" with disclosure elsewhere in the prospectus.

      56. Please name each officer and director who will be participating in this offering by the company. Please disclose how they will satisfy each element of Rule 3a4-1.

            ANSWER

            We have named each officer and director who will be participating in this offering by the company. We have also disclosed how they will satisfy each element of Rule 3a4-1.

      57. Please correct the typographical error, "an on-interest," in the third from the last paragraph on page 29.

            ANSWER

            We have corrected the typographical error.

      58. Please explain the statement: "Subscribers have no right to a return of their subscription payments held in the escrow account until we decide not to accept such subscription payment." We may have further comment.

            ANSWER

            We have better explained this statement.

      59. Please disclose the effect the concurrent selling shareholder offering may have upon the company offering. Consider adding a risk factor.

            ANSWER

            We have disclosed the effect the concurrent selling shareholder offering may have upon the company offering.

FINANCIAL STATEMENTS

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

      60. Please request your independent accountants to revise the heading and the second paragraph of their report to conform to the illustrative example in the appendix to AS 1 of the PCAOB.

            ANSWER

            Our independent accountants have revised the heading and the second paragraph of their report to conform to the illustrative example in the appendix to AS 1 of the PCAOB.

      61.   Similarly, the wording in Note 1 on page F-7 should be changed.

            ANSWER

            Our independent accountants have revised the wording in Note 1 on page F-7.

      62. Also request Drakeford & Drakeford to disclose the office location for their firm in their report and in the consent filed as Exhibit 23.1.

            ANSWER

            Drakeford & Drakeford has disclosed the office location for their firm in their report and in the consent filed as Exhibit 23.1.

      BALANCE SHEETS, PAGE F-3

      63. Revise to provide disclosure in the Notes for the common stock subscribed that includes an explanation concerning how the stock was valued and whether any related parties are included.

            ANSWER

            We have revised to provide disclosure in the Notes for the common stock subscribed that includes an explanation concerning how the stock was valued and whether any related parties are included.

NOTE 2 - PROPERTY AND EQUIPMENT, PAGE F-B

      64. We note that the estimated lives for the components of property and equipment range from 5 to 7 years. Yet, the amount of depreciation recorded for the six months ended 11/30/2004 suggests an amortization period of more than 13 years. Please advise us how the depreciation recorded is consistent with the estimated useful lives indicated.

            ANSWER

            The estimated lives have been updated to reflect estimated lives for the components of property and equipment range from 5 to 10 years.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES, PAGE F-B

      65.   Revise to correct the date now indicated as November 31, 2004.

            Clarify whether any of the product development component of accounts payable was to a related party. Advise us supplementally of the nature of the payable for product development.

            ANSWER

            The financial statements have now been updated to clarify whether any of the product development components of the accounts payable was to related party. Also the nature of the payable for product development was noted in the notes to the financial statements.

NOTE 8 - SUBSEQUENT EVENTS - PAGE F-12

      66. Revise Note 8 to substantially clarify the transactions for the issuance of shares totaling $526,814 to state that the shares were issued in settlement of trade payables and loans to officers. Disclose the amounts for each and indicate how the stock was valued. Advise us whether any of the debt transactions were settled for less than par. Further, please clearly reconcile the $526,814 (including the number of applicable shares) with the disclosures at the bottom third of page 22 (Certain Relationships and Related Transactions) and with the identical amount disclosed as Common Stock Subscribed in the Balance Sheet, the Statement of Changes in Shareholders' Equity, and as a non-cash transaction in the Statement of Cash Flows. In addition, please disclose the reason for the $0.15 attached to these transactions as compared to the $.25 for the shares in the offering. It also appears that the shares being issued in the offering by selling shareholders, for $.25, may be the same shares issued to shareholders for $.15. Please advise.

            ANSWER

            The information commented on is now set forth in current Note 4, which has been revised to substantially clarify the transactions for the issuance of shares totaling $526,814 to state that the shares were issued in settlement of trade payables and loans to officers. We have disclosed the amounts for each and indicate how the stock was valued. None of the debt transactions were settled for less than par. We have reconciled the disclosures in the Current Relationships and Related Transactions section and in the financial statements with the $526,814 amount. Disclosure has been added regarding the reason for the $0.15 attached to these transactions as compared to the $0.25 for the shares in the offering. Some of the shares being issued in the offering by selling shareholders consist of the shares issued to shareholders for $0.15.

      67. The business reasons for certain transactions of the company are not clear. The difference in amounts between assets and liabilities is quite extensive - the largest portion being accrued compensation. It is not clear how a start-up company could incur compensation of the size disclosed, particularly since the disclosure under Employees on page 18 indicates there are currently only five employees, three of whom are part-time. Even if the accrued compensation were for the year ended May 31, 2003, where revenues were $342,000, it is not clear how such compensation could be accrued. Please advise.

            ANSWER

            This compensation was provided to management and our affiliates for their efforts in managing the day-to-day operations of the Company, introducing the Company to business, sales and contractual and fundraising opportunities, for their efforts in evaluating potential acquisition candidates on the Company's behalf.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES. PAGE II-2

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      68.   For all the securities, please disclose the facts relied upon to make the exemption available. Also, please indicate which issuance of securities you are referring to when you disclose the section of the Securities Act or the rule of the Commission under which you claim exemption from registration. Lastly, please disclose the type and amount of consideration, if other than cash.

            ANSWER

            We have disclosed the facts relied upon to make the exemption available. Also, we have indicated which issuance of securities we are referring to when we disclose the section of the Securities Act or the rule of the Commission under which we claim exemption from registration. Lastly, we have disclosed the type and amount of consideration, if other than cash.

ITEM 27. EXHIBITS, PAGE II-7

      69. Please file all attachments, exhibits or schedules to material agreements. For instance, we note the exhibits to exhibit 10.3, the license agreement with Dicon.

            ANSWER

            We have re-filed the Supply and Requirements Agreements to include the exhibit thereto. We do not believe that the other material agreements has any exhibits or schedules.

      70. Please file as an exhibit the documents governing the terms of the redeemable class A warrants.

            ANSWER

            We have filed as an exhibit the documents governing the terms of the redeemable class A warrants.

      71.   The subscription agreement should be filed as an exhibit.

            ANSWER

            We have filed the subscription agreement as an exhibit.

      72. In the legality opinion, counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Counsel should revise the third paragraph of the legality opinion to indicate that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws. In addition, counsel must specifically identify the type of security being registered. Lastly, the opinion should opine separately on the shares being registered for resale.

            ANSWER

            We have revised the third paragraph of the legality opinion to indicate that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws. In addition, we have specifically identified the type of security being registered. Lastly, the opinion has been revised to opine separately on the shares being registered for resale.

      SIGNATURES

      73. Please include the signature of the controller or principal accounting officer.

            ANSWER

            We have included the signature of our controller.

            Should you have any further questions, please do not hesitate to contact the undersigned at 646-810-2177.

                                                 Sincerely,

                                                 /s/ DAVID SCHIFF
                                                 ----------------
                                                 David B. Schiff